SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

In the Matter of                             CERTIFICATE
Cinergy Corp., et al.                             OF
File No.  70-9011                            NOTIFICATION

Public Utility Holding Company Act of 1935 ("PUHCA" or "Act")

     Cinergy Corp., a registered holding company ("Cinergy"), hereby submits the following information pursuant to rule 24 under PUHCA and the Commission's order dated March 23, 1998 in the above docket, HCAR No. 26848 ("100% Order"). (Any capitalized terms used in this certificate without separate definition have the respective meanings given to such terms in the 100% Order.)/1/

     1.   At June 30, 2000, Cinergy's "aggregate investment" and
"consolidated retained earnings" (both as used in rule 53(a) under PUHCA) were approximately $721.9 million and $1,092.6 million, respectively.

     2. Cinergy's aggregate investment at June 30, 2000, is equivalent to approximately 10.83% of Cinergy's total capitalization, approximately 11.14% of Cinergy's net utility plant, approximately 6.76% of total consolidated assets, and approximately 17.86% of Cinergy's market capitalization (each at June 30, 2000).

     3. At June 30, 2000, consolidated debt/2/, cumulative preferred stock, and common equity comprised approximately 57.6%, 1.2% and 41.2%, respectively, of Cinergy's consolidated capitalization.

     4.   At June 30, 2000, Cinergy's market-to-book ratio was 147%.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Cinergy is concurrently filing in paper format as Exhibit A, certain information concerning growth in retained earnings, net income and revenues of Cinergy's Exempt Entities.

                       S I G N A T U R E

     Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 28, 2000

                                     CINERGY CORP.

                                     By: /s/Andrew M. Turk
                                     Vice President & Treasurer

                                ENDNOTES

/1/   On June 23, 2000, the Commission issued an order in File No. 70-9577,
HCAR No. 27190 (the "June 2000 Order"), superseding Cinergy's authority granted under the 100% Order to invest in EWGs and FUCOs. The June 2000 Order authorizes Cinergy to increase its aggregate investment in EWGs and FUCOs, as in existence on the date of the order (i.e., June 23, 2000), by an incremental amount equal to $1,000,000,000. At the date of the June 2000 Order, Cinergy had an aggregate investment, as defined in Rule 53(a) under the Act, equal to approximately $731,000,000; accordingly, pursuant to the terms of the June 2000 Order, from and after June 23, 2000, Cinergy's authority to invest in EWGs and FUCOs is now subject to an aggregate limitation of $1,731,000,000 (i.e., (i) aggregate investment at June 23, 2000 of $731 million, plus (ii) $1 billion). Pursuant to the terms of the June 2000 Order, Cinergy will commence reporting transactions thereunder beginning with the calendar quarter ended September 30, 2000.

/2/   As used herein, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of Exempt Entities to the extent normally consolidated under applicable financial reporting rules.